Exhibit 99.1

News Release

2014-44

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports Third Quarter 2014 Results

•	Third quarter revenue of $608.6 million;

•	Third quarter net income attributable to Intelsat S.A. of $67.6 million;

•	Net income per diluted common share of $0.58; Adjusted net income per diluted common share of $0.79;

•	EBITDA of $477.8 million and Adjusted EBITDA of $485.3 million, or 80 percent of revenue;

•	$10.1 billion contracted backlog provides visibility for future revenue and cash flow;

•	Intelsat reaffirmed its 2014 financial outlook

Luxembourg, 30 October 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $608.6 million and net income attributable to Intelsat S.A. of $67.6 million, or $0.58 per common share on a diluted basis, for the three months ended September 30, 2014. The company reported adjusted net income per diluted common share1 of $0.79 for the three months ended September 30, 2014.

Intelsat S.A. reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $477.8 million, or 79 percent of revenue, and Adjusted EBITDA1 of $485.3 million, or 80 percent of revenue, for the three months ended September 30, 2014.

Intelsat Chairman and CEO, Dave McGlade, said, “While our third quarter revenue of $609 million reflects the current environments for our African network services and our government businesses, we continue to demonstrate our ability to deliver attractive Adjusted EBITDA margins. At $485 million, or nearly 80 percent of revenue, our robust margins contribute to strong cash flow generation.

“The successful launch of Intelsat 30 represents a return to the launch pad after nearly a year and a half, the first of a series of launches over the next 18 months that will result in a significant enhancement to our marketable capacity. In advance of these launches, we are working on critical elements of our service offerings to ensure that we have access to unique technologies and capabilities that will enable new services on our network. These services will position us to address much larger end-markets than today, particularly in the areas of broadband infrastructure, mobility and new media applications.

McGlade continued, “Our future satellite programs remain on track, with Intelsat 30 expected to enter service later in the fourth quarter. With the benefits of strong Adjusted EBITDA margins, a confirmed 2014 debt pay down of approximately $475 million and reduced interest costs producing strong cash flows, we continue to demonstrate progress on the first phase of our two-phase investment thesis.”

Third Quarter 2014 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and government applications.

Network Services comprised 47 percent of Intelsat’s total third quarter 2014 revenue, and at $287.8 million, decreased 4 percent as compared to the third quarter of 2013.

Media comprised 36 percent of the company’s revenue for the quarter ended September 30, 2014, and at $216.1 million, declined 3 percent as compared to the third quarter of 2013.

Government comprised 16 percent of our revenue for the quarter ended September 30, 2014, and at $97.9 million, decreased 20 percent as compared to third quarter 2013 results.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,150 station-kept transponders was 75 percent at September 30, 2014, as compared to 76 percent at the end of the second quarter of 2014. Units under contract declined primarily due to decreases in government and Africa customer usage.

Satellite Launches

Intelsat 30 was successfully launched in mid-October and is presently undergoing in-orbit testing. It is expected to enter service in the fourth quarter of 2014. Our next launches, planned for the second half of 2015, are Intelsat 31, the second of two satellites providing services primarily for DTH service provider DIRECTV® Latin America; Intelsat 34 and Intelsat 29e, the first Intelsat EpicNG high throughput satellite. Excluding Intelsat 30, we currently have ten satellite programs in development, one of which is a payload and will not require capital expenditure.

Contracted Backlog

At September 30, 2014, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $10.1 billion, as compared to $10.3 billion at June 30, 2014.

Capital Markets Activity

On September 30, 2014, Intelsat announced its intention to redeem all of the $500.0 million aggregate principal amount of the 8 1/2% Senior Notes due 2019 (the “Notes”) issued by its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”). The redemption of the Notes on November 1, 2014 is expected to be funded by general corporate funds.

Financial Results for the Three Months ended September 30, 2014

On-Network revenue generally includes revenue from services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services, and sales of customer premises equipment.

Total On-Network Revenue decreased by $33.4 million, or 6 percent, to $556.0 million, as compared to the three months ended September 30, 2013:

•	Transponder services reported an aggregate decrease of $26.9 million, primarily due to a $13.5 million decrease in revenue from capacity sold for government applications, an $8.8 million decrease in revenue from network services customers, primarily in the North America and the Africa and Middle East regions, and a $4.6 million decrease in revenue from media applications due primarily to the renewal at lower volumes from customers in the North America region.

•	Managed services reported an aggregate decrease of $3.6 million, largely due to a $1.8 million decrease in revenue from media customers for occasional use services and a $1.3 million net decrease from network services customers for broadband services, primarily in the North America region, as well as declines in international trunking in the Africa and Middle East region, partially offset by growth in mobility applications.

•	Channel reported an aggregate decrease of $2.9 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect to continue.

Total Off-Network and Other Revenue decreased by $9.8 million, or 16 percent, to $52.6 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $8.8 million, primarily due to declines in services for government applications, largely related to reduced sales of off-network transponder services and MSS.

•	Satellite-related services reported an aggregate decrease of $1.0 million, primarily due to decreased revenue from flight operations support for third-party satellites and other services.

For the three month period ended September 30, 2014, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue decreased by $9.4 million, or 10 percent, to $84.3 million, as compared to the three months ended September 30, 2013. The decline was primarily due to a decrease of $4.4 million in the cost of off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set, and a decrease of $3.7 million in direct costs related to a joint venture.

Selling, general and administrative expenses decreased by $12.3 million, or 22 percent, to $44.0 million, as compared to the three months ended September 30, 2013. This was primarily due to an $11.2 million decrease in bad debt expenses, due to improved collections experience principally in the Africa and Middle East region.

Depreciation and amortization expense decreased by $16.4 million, or 9 percent, to $169.5 million, as compared to the three months ended September 30, 2013. This decrease primarily resulted from a $12.9 million decline due to the timing of certain satellites becoming fully depreciated and a decrease of $3.5 million in amortization expense related to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $22.7 million, or 9 percent, to $234.5 million for the three months ended September 30, 2014, as compared to $257.3 million for the three months ended September 30, 2013.

The decrease in interest expense, net was principally due to the following:

•	a decrease of $8.6 million resulting from higher capitalized interest of $19.3 million for the three months ended September 30, 2014, as compared to $10.8 million for the three months ended September 30, 2013, resulting from increased levels of satellites and related assets under construction;

•	a decrease of $8.4 million related to the interest expense accrued and the change in fair value on our interest rate swaps; and

•	a net decrease of $5.3 million in interest expense as a result of the decrease in the interest rate for borrowing under the Secured Credit Agreement of Intelsat Jackson.

The non-cash portion of interest expense, net was $5.7 million for the three months ended September 30, 2014. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other expense, net was $2.5 million, as compared to other expense, net of $0.4 million, for the three months ended September 30, 2013. The difference of $2.1 million was due to an increase in exchange rate losses primarily related to our business conducted in Brazilian reais.

Provision for income taxes was $5.1 million, as compared to a benefit from income taxes of $30.3 million for the three months ended September 30, 2013. The difference was principally due to an internal subsidiary reorganization in the three months ended September 30, 2013, as a result of which we recognized a significant tax benefit related to foreign tax credits we intend to elect to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations. Cash paid for income taxes, net of refunds, totaled $6.8 million compared to $5.8 million for the three months ended September 30, 2013.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $477.8 million for the three months ended September 30, 2014, compared to $501.4 million for the same period in 2013.

Adjusted EBITDA was $485.3 million for the three months ended September 30, 2014, or 80 percent of revenue, compared to $508.4 million, or 78 percent of revenue, for the same period in 2013.

Net income attributable to Intelsat S.A. was $67.6 million for the three months ended September 30, 2014, compared to net income of $87.8 million for the same period in 2013.

Net income per diluted common share attributable to Intelsat S.A. was $0.58 for the three months ended September 30, 2014, compared to a net income per diluted common share of $0.75 for the same period in 2013.

Adjusted net income per diluted common share was $0.79 for the three months ended September 30, 2014, compared to $0.81 for the same period in 2013.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2014
Network Services	$299,862	46%	$287,787	47%
Media	221,823	34%	216,114	36%
Government	121,708	19%	97,941	16%
Other	8,451	1%	6,783	1%

	$651,844	100%	$608,625	100%

By Service Type

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2014
On-Network Revenues
Transponder services	$494,947	76%	$468,016	77%
Managed services	77,008	12%	73,457	12%
Channel	17,471	3%	14,523	2%

Total on-network revenues	589,426	90%	555,996	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	50,443	8%	41,659	7%
Satellite-related services	11,975	2%	10,970	2%

Total off-network and other revenues	62,418	10%	52,629	9%

Total	$651,844	100%	$608,625	100%

Free Cash Flow from (used in) Operations

Free cash flow from (used in) operations1 was $303.5 million during the three months ended September 30, 2014. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended September 30, 2014, totaled $150.5 million. Cash and cash equivalents at September 30, 2014 was $656.0 million.

Financial Outlook 2014

Today, Intelsat reaffirmed its 2014 financial outlook in all material respects:

Revenue: Intelsat forecasts full-year 2014 revenue of $2.45 billion to $2.50 billion.

Adjusted EBITDA: Given continued favorable collections experience year to date, Intelsat increased the guidance for Adjusted EBITDA margin performance for the full year 2014 to range from 79 percent to 80 percent.

Capital Expenditures: We expect capital expenditures ranges of:

•	2014: $625 million to $700 million;

•	2015: $775 million to $850 million; and

•	2016: $625 million to $700 million.

Capital expenditure guidance assumes investment in nine satellites in the manufacturing or design phase for the three year calendar “Guidance Period” of 2014 through 2016. Of the nine satellites, we expect to launch three satellites in 2015, two satellites in 2016, and will continue work on four remaining satellites for which construction will extend beyond the Guidance Period. We expect to launch two of our new Intelsat EpicNG high-throughput satellites in the 2015 and 2016 periods, increasing our total transmission capacity.

The number of transponder equivalents is expected to increase over the period 2013-2018 by a compound annual growth rate (CAGR) of 4.7 percent as a result of the launch of the satellites covered by the Guidance Period, with the growth heavily weighted to later in the period. The growth also includes capacity on a payload which we will procure from another operator and which we expect will be launched in 2016, but which is not covered by our Capital Expenditure guidance.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2014: $125 million to $150 million;

•	2015: $125 million to $150 million (updated from February 2014 guidance of $75 million to $100 million); and

•	2016: $0 million to $25 million.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended September 30, 2014 totaled $56.5 million.

Debt Reduction: Intelsat expects to repay approximately $475 million in indebtedness during the year ending December 31, 2014, inclusive of $24.0 million of amortization payments made over the course of the year under a credit facility related to a joint venture, and net of any revolver borrowings that may be outstanding at the end of 2014. This is consistent with the company’s investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q3 2014 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2014.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, October 30, 2014 to discuss the company’s financial results for the third quarter ended September 30, 2014. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 800.299.9630 from North America, and +1 617.786.2904 from all other locations. The participant pass code is 30727416.

Participants will have access to a replay of the conference call through November 6, 2014. The replay number for North America is +1 888.286.8010, and for all other locations it is +1 617.801.6888. The participant pass code for the replay is 13818629.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Revenue	$651,844	$608,625
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	93,716	84,316
Selling, general and administrative	56,289	43,976
Depreciation and amortization	185,891	169,522

Total operating expenses	335,896	297,814

Income from operations	315,948	310,811
Interest expense, net	257,275	234,535
Other expense, net	(396)	(2,527)

Income before income taxes	58,277	73,749
Provision for (benefit from) income taxes	(30,297)	5,129

Net income	88,574	68,620
Net income attributable to noncontrolling interest	(776)	(996)

Net income attributable to Intelsat S.A.	$87,798	$67,624

Cumulative preferred dividends	—	—

Net income attributable to common shareholders	$87,798	$67,624

Net income per common share attributable to Intelsat S.A.:
Basic	$0.83	$0.63
Diluted	$0.75	$0.58

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Net income	$88,574	$68,620
Add (Subtract):
Interest expense, net	257,275	234,535
Provision for (benefit from) income taxes	(30,297)	5,129
Depreciation and amortization	185,891	169,522

EBITDA	$501,443	$477,806

EBITDA Margin	77%	79%

Note:

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Net income	$88,574	$68,620
Add (Subtract):
Interest expense, net	257,275	234,535
Provision for (benefit from) income taxes	(30,297)	5,129
Depreciation and amortization	185,891	169,522

EBITDA	501,443	477,806

Add (Subtract):
Compensation and benefits	4,663	5,077
Non-recurring and other non-cash items	2,318	2,421

Adjusted EBITDA	$508,424	$485,304

Adjusted EBITDA Margin	78%	80%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME per DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Numerator (in thousands):
Net income attributable to Intelsat S.A.	$87,798	$67,624
Add (Subtract):
Compensation and benefits (1)	4,663	5,077
(Gains) losses on derivative financial instruments (2)	7,866	(579)
Amortization (3)	20,578	17,058
Non-recurring and other non-cash items (4)	2,318	2,421
Income tax effect of adjustments above & other discrete tax items (5)	(29,349)	—

Adjusted net income attributable to Intelsat S.A.	93,874	91,601

Less: Preferred share dividends declared	—	—

Adjusted net income attributable to common shareholders	$93,874	$91,601

Denominator (in millions):
Basic weighted average shares outstanding	105.5	106.5
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6
Employee compensation related shares, including options and restricted share units	1.5	0.5

Adjusted diluted weighted average shares outstanding	116.5	116.6

Adjusted net income per diluted common share attributable to Intelsat S.A.	$0.81	$0.79

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our administrative headquarters and primary satellite operation center; expenses related to the IPO; the total impairment of an immaterial investment; and other various non-recurring expenses. These costs were partially offset by a gain on satellite insurance recoveries and non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except, per share amounts)

	As of December 31, 2013	As of September 30, 2014
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$656,033
Receivables, net of allowance of $35,288 in 2013 and $31,785 in 2014	236,347	210,702
Deferred income taxes	44,475	65,257
Prepaid expenses and other current assets	33,224	54,023

Total current assets	561,836	986,015
Satellites and other property and equipment, net	5,805,540	5,823,158
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	517,602
Other assets	414,592	412,754

Total assets	$16,589,670	$16,978,456

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$154,712	$140,460
Employee related liabilities	28,227	37,442
Accrued interest payable	186,492	328,725
Current portion of long-term debt	24,418	497,422
Deferred satellite performance incentives	22,703	21,172
Deferred revenue	84,185	102,867
Other current liabilities	72,840	73,326

Total current liabilities	573,577	1,201,414
Long-term debt, net of current portion	15,262,996	14,763,096
Deferred satellite performance incentives, net of current portion	153,904	140,795
Deferred revenue, net of current portion	888,239	942,961
Deferred income taxes	202,638	241,744
Accrued retirement benefits	196,856	174,968
Other long-term liabilities	246,127	222,825
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,065
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,107,010
Accumulated deficit	(3,015,273)	(2,798,935)
Accumulated other comprehensive loss	(60,393)	(55,500)

Total shareholders’ deficit	(975,353)	(746,325)
Noncontrolling interest	40,686	36,978

Total liabilities and shareholders’ deficit	$16,589,670	$16,978,456

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Cash flows from operating activities:
Net income	$88,574	$68,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185,891	169,522
Provision for doubtful accounts	12,047	802
Foreign currency transaction loss	414	3,094
Loss on disposal of assets	4	360
Share-based compensation	4,559	4,970
Deferred income taxes	(32,097)	(1,703)
Amortization of discount, premium, issuance costs and other non-cash items	5,951	5,720
Unrealized (gains) losses on derivative financial instruments	841	(7,764)
Amortization of actuarial loss and prior service credits for retirement benefits	4,903	2,537
Other non-cash items	(436)	36
Changes in operating assets and liabilities:
Receivables	7,268	15,879
Prepaid expenses and other assets	209	(11,666)
Accounts payable and accrued liabilities	(19,099)	(7,239)
Accrued interest	215,351	160,592
Deferred revenue	8,829	46,439
Accrued retirement benefits	(3,313)	(6,042)
Other long-term liabilities	(2,380)	9,809

Net cash provided by operating activities	477,516	453,966

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(144,105)	(150,500)
Other investing activities	(1,000)	95

Net cash used in investing activities	(145,105)	(150,405)

Cash flows from financing activities:
Repayments of long-term debt	(20,254)	(12,209)
Stock issuance costs	(306)	—
Dividends paid to preferred shareholders	(2,755)	(2,480)
Capital contribution from noncontrolling interest	6,104	6,104
Dividends paid to noncontrolling interest	(2,540)	(2,553)
Principal payments on deferred satellite performance incentives	(4,157)	(4,155)
Other financing activities	490	567

Net cash used in financing activities	(23,418)	(14,726)

Effect of exchange rate changes on cash and cash equivalents	(414)	(3,094)

Net change in cash and cash equivalents	308,579	285,741
Cash and cash equivalents, beginning of period	95,792	370,292

Cash and cash equivalents, end of period	$404,371	$656,033

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$43,186	75,988
Income taxes paid, net of refunds	5,806	6,826
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	(3,831)	15,092

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Net cash provided by operating activities	$477,516	$453,966
Payments for satellites and other property and equipment (including capitalized interest)	(144,105)	(150,500)

Free cash flow from operations	$333,411	$303,466

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.